Exhibit 99.1

Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2014 and 2013

(Unaudited – Expressed in thousands of United States dollars, except for per share and per ounce amounts)

RIO ALTO MINING LIMITED
Condensed Interim Consolidated Statements of Financial Position
As at September 30, 2014 and December 31, 2013
(Unaudited - Expressed in thousands of United States dollars)

	Note	September 30, 2014	December 31, 2013
Assets
Current
Cash and cash equivalents	6	$38,602	$27,077
Accounts receivable	7	1,117	30,197
Other financial assets	8	1,316	153
Inventory	9	30,787	36,584
Prepaid expenses		664	1,389
IGV receivable		19,840	23,996
Total Current Assets		92,326	119,396

Restricted cash	10	5,039	4,027
Plant and equipment, net	11	175,168	131,394
Mineral properties and development costs, net	12	490,957	99,301
IGV receivable		12,014	-
Deferred tax asset		4,230	4,498
Total Assets		$779,734	$358,616

Liabilities
Current
Accounts payable and accrued liabilities	13	$34,627	$55,826
Taxes payable	14	2,602	3,200
Deferred revenue	15	-	8,040
Derivative liability	15	19	734
Warrant liability	16	5,006	-
Short term debt	17	35,241	3,446
Total Current Liabilities		77,495	71,246

Accounts payable and accrued liabilities	13	1,500	3,001
Asset retirement obligation	18	23,774	22,728
Total Liabilities		102,769	96,975

Equity
Share capital	19	499,059	141,115
Share option and warrant reserve	19	21,630	11,998
Accumulated other comprehensive income		3,960	4,522
Retained earnings		152,316	104,006
Total Equity		676,965	261,641
Total Liabilities and Equity		$779,734	$358,616

Subsequent events (Note 25)

See accompanying notes to the condensed interim consolidated financial statements

APPROVED BY THE BOARD

“Alex Black”	Alex Black	“Ram Ramachandran”	Ram Ramachandran

RIO ALTO MINING LIMITED
Condensed Interim Consolidated Statements of Net Income and Comprehensive Income
For the three and nine months ended September 30, 2014 and 2013
(Unaudited - Expressed in thousands of United States dollars, except for per share amounts)

		Three months ended		Nine months ended
			September 30,		September 30,
	Note	2014	2013	2014	2013
Sales	20	$68,849	$77,651	$201,232	$199,670
Cost of sales		(30,458)	(33,795)	(96,576)	(99,700)
Amortization		(7,328)	(8,263)	(21,940)	(24,933)
Gross profit		31,063	35,593	82,716	75,037

General and administrative expenses	21	(777)	(1,355)	(5,060)	(4,065)
Exploration and evaluation expense		(1,733)	(2,029)	(3,676)	(5,781)
Operating earnings		28,553	32,209	73,980	65,191

Accretion of asset retirement obligation	18	(398)	(387)	(1,193)	(1,160)
Captive insurance expenses		(73)	(267)	(362)	(609)
Interest expense		(294)	(47)	(445)	(141)
Gain on investment in Sulliden	8	7,222	-	7,222	-
Write-off of exploration property	12	-	(7,261)	-	(7,261)
Investment and other income (loss)	22	(415)	1,801	(349)	(5,652)
Income before income taxes		34,595	26,048	78,853	50,368

Provision for current income taxes		(11,666)	(14,571)	(30,275)	(28,504)
Provision for deferred income taxes		(1,678)	4,430	(268)	(1,102)
Net income		$21,251	$15,907	$48,310	$20,762

Other comprehensive income, net of tax:
Items that will be reclassified subsequently to profit or loss:
Unrealized gain on investments in available-for-sale securities	8	(867)	-	5,681	-
Reclassification adjustment for realized gain on available-for-sale securities recognized in net income	8	(6,243)	-	(6,243)	-
Comprehensive income		$14,141	$15,907	$47,748	$20,762

Basic earnings per share		$0.08	$0.09	$0.23	$0.12
Diluted earnings per share		$0.08	$0.09	$0.23	$0.12

Weighted average number of shares outstanding
Basic		272,400,657	176,714,812	209,070,516	176,156,801
Diluted		275,268,722	177,721,882	211,155,980	178,098,950

See accompanying notes to the condensed interim consolidated financial statements

RIO ALTO MINING LIMITED
Condensed Interim Consolidated Statements of Cash Flows
For the three and nine months ended September 30, 2014 and 2013
(Unaudited - Expressed in thousands of United States dollars)

		Three months ended		Nine months ended
		September 30,			September 30,
	Note	2014	2013	2014	2013
Operating activities
Net income		$21,251	$15,907	$48,310	$20,762
Reclamation expenditures	18	(78)	(297)	(147)	(602)
Items not affecting cash:
Amortization		7,332	8,271	21,962	24,958
Deferred revenue	15	(2,297)	-	(8,040)	(106)
Gain on Sulliden shares		(7,222)	-	(7,222)	-
Share-based compensation	19	258	574	861	1,740
Unrealized gain on derivative liability	15	(164)	(226)	(715)	(1,238)
Loss on settlement of prepayment agreement	15	-	-	-	5,427
Unrealized gain on warrant liability	16	(24)	-	(24)	-
Unrealized loss on other financial assets	8	34	(115)	39	476
Write-off of exploration property		-	7,261	-	7,261
Accretion expense	18	398	387	1,193	1,160
Deferred income taxes		1,678	(4,430)	268	1,102
Other		(185)	4	(153)	7
Changes in non-cash operating working capital	6	9,937	8,144	15,364	(3,678)
Net cash provided by operating activities		30,918	35,480	71,696	57,269

Financing activities
Drawdown of debt		35,000	-	35,000	-
Repayment of debt		(3,000)	-	(3,000)	-
Proceeds from exercise of options and warrants	19	921	231	1,003	983
Interest payment		(584)	-	(584)	-
Partial settlement of prepayment agreement		-	-	-	(10,057)
Net cash provided by (used in) financing activities		32,337	231	32,419	(9,074)

Investing activities
Restricted cash	10	-	(2)	(1,012)	(1,851)
Investment in Sulliden, net of cash acquired		(34,061)	-	(47,861)	-
Mineral property expenditures	12	(3,001)	(2,968)	(5,515)	(12,693)
Purchase of plant and equipment	11	(16,778)	(16,451)	(38,202)	(42,510)
Proceeds on sale of equipment		-	-	-	16
Investment in other financial assets	8	-	-	-	(199)
Net cash used in investing activities		(53,840)	(19,421)	(92,590)	(57,237)

Increase (decrease) in cash and cash equivalents		9,415	16,290	11,525	(9,042)
Cash and cash equivalents, beginning of period		29,187	13,281	27,077	38,613
Cash and cash equivalents, end of period		$38,602	$29,571	$38,602	$29,571

Taxes paid (Note 14)
Supplemental cash flow disclosures (Note 6)

See accompanying notes to the condensed interim consolidated financial statements

RIO ALTO MINING LIMITED
Condensed Interim Consolidated Statements of Changes in Equity
For the nine months ended September 30, 2014 and 2013
(Unaudited - Expressed in thousands of United States dollars)

		Share Capital			Accumulated
				Share Option	Other
				and Warrant	Comprehensive	Retained
	Note	Shares	Amount	Reserve	Income	Earnings	Total
Balance, December 31, 2012		175,536,962	$139,570	$10,242	$4,522	$73,248	$227,582
Issued on conversion of warrants	19	336,720	1,118	(418)	-	-	700
Issued on exercise of options	19	874,000	419	(136)	-	-	283
Share-based compensation	19	-	-	1,740	-	-	1,740
Net income		-	-	-	-	20,762	20,762
Balance, September 30, 2013		176,747,682	$141,107	$11,428	$4,522	$94,010	$251,067

Balance, December 31, 2013		176,767,682	$141,115	$11,998	$4,522	$104,006	$261,641
Issued to acquire Sulliden Gold Corporation Ltd.
Shares	5	153,406,390	356,629	-	-	-	356,629
Options	5	-	-	9,083	-	-	9,083
Issued on exercise of options	19	1,215,250	1,315	(312)	-	-	1,003
Share-based compensation	19	-	-	861	-	-	861
Other comprehensive income (loss)		-	-	-	(562)	-	(562)
Net income		-	-	-	-	48,310	48,310
Balance, September 30, 2014		331,389,322	$499,059	$21,630	$3,960	$152,316	$676,965

See accompanying notes to the condensed interim consolidated financial statements

RIO ALTO MINING LIMITED
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2014 and 2013
(Unaudited - Expressed in thousands of United States dollars, except for per share and per ounce amounts)

1.	NATURE OF OPERATIONS

Rio Alto Mining Limited (“Rio Alto” or the "Company") is the parent company of a consolidated group. Rio Alto Mining Limited is incorporated under the laws of the Province of Alberta, with its registered office at Suite 1000 -250 2nd Street S.W., Calgary, Alberta, T2P 0C1 and its head office at Suite 1950 - 400 Burrard Street, Vancouver, BC, V6C 3A6. The Company’s wholly-owned subsidiary La Arena S.A. (“La Arena”) owns the La Arena mineral project (“La Arena Project”) in Peru. The La Arena Project has two separate deposits, a gold oxide deposit (“Phase I”) and a copper/gold sulphide deposit (“Phase II”), and several exploration prospects. Phase I is in production and a feasibility study on the economic viability of developing Phase II is underway.

On August 5, 2014, Rio Alto acquired all of the outstanding shares of Sulliden Gold Corporation Ltd. (“Sulliden”) on the basis of 0.525 of a Rio Alto common share per each Sulliden common share (the "Exchange Ratio"), which combines their respective businesses (the “Transaction”). The key asset acquired in the Transaction is the Shahuindo Gold Project in Peru which is owned by the now 100% owned subsidiary Shahuindo S.A.C. and is in the development phase.

2.	BASIS OF PREPARATION

These condensed interim consolidated financial statements are prepared in accordance with IAS 34 Interim Financial Reporting. They do not include all of the information required for annual financial statements and should be read in conjunction with the consolidated financial statements for the year ended and as at December 31, 2013, which are available at www.sedar.com.

The accounting policies used for the preparation of these condensed interim consolidated financial statements are the same as those expected to be used to prepare the consolidated financial statements for the year ended December 31, 2014.

These condensed interim consolidated financial statements are presented in United States dollars (“USD”), which is the functional currency of the Company and its subsidiaries.

The Board of Directors approved these condensed interim consolidated financial statements on November 7, 2014.

3.	SIGNIFICANT JUDGMENTS, ESTIMATES AND ASSUMPTIONS

When preparing interim financial statements, management makes a number of judgments, estimates and assumptions in the recognition and measurement of assets, including mineral properties, liabilities, income and expenses. Actual financial results may not equal the estimated results due to differences between estimated or anticipated events and actual events. The judgments, estimates and assumptions made in the preparation of these condensed interim consolidated financial statements were similar to those made in the preparation of the Company’s annual financial statements for the year ended December 31, 2013. The only significant exception is the estimate of the provision for income taxes, which is determined in these interim financial statements by using the estimated average annual effective income tax rates applied to the pre-tax income of the interim period.

4.	SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of consolidation

Subsidiaries are entities over which the Company directs the financial and operating policies of the entity and expects to obtain benefits from its activities. These consolidated financial statements include the accounts of the Company and its subsidiaries as follows:

RIO ALTO MINING LIMITED
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2014 and 2013
(Unaudited - Expressed in thousands of United States dollars, except for per share and per ounce amounts)

Name	Location	Ownership by the Company
		September 30, 2014	December 31, 2013
Rio Alto S.A.C.	Peru	100%	100%
La Arena S.A. (“La Arena”)	Peru	100%	100%
Empresa de Energia Yamobamba S.A.C.	Peru	100%	100%
Rio Alto Insurance Ltd.	Barbados	100%	100%
Mexican Silver Mines (Guernsey) Limited	Guernsey	100%	100%
Shahuindo Gold Limited (i)	Canada	100%	-
Minera Sulliden Peru S.A.(ii)	Peru	100%	-
Shahuindo S.A.C. (ii)	Peru	100%	-
Empresa de Transmisión de Cajabamba S.A.C (ii)	Peru	100%	-
Sulliden Capital S.A. (ii)	Panama	100%	-
Sulliden Minerals S.A. (ii)	Panama	100%	-

(i)	This company was created to assume the assets and liabilities of Sulliden Gold Corporation Ltd., acquired in the Transaction
(ii)	These entities were acquired in the Transaction (Note 5)

All inter-company transactions and balances are eliminated on consolidation.

b.	Functional currency

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. The Company has determined the functional currency of each material entity is the US dollar. Determination of functional currency requires judgment to determine the primary economic environment. The Company reconsiders the functional currency of its entities in light of new events or change in circumstances.

c.	New pronouncements

The accounting policies applied by the Company in these condensed interim consolidated financial statements are the same as those applied by the Company in its consolidated financial statements as at and for the financial year ended December 31, 2013, except for the following disclosure requirements adopted in the current financial period:

IFRIC 21 Levies imposed by governments

In May 2013, the IASB issued IFRIC 21 – Levies (“IFRIC 21”), an interpretation of IAS 37 – Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), on the accounting for levies imposed by governments. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event (“obligating event”). IFRIC 21 clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. IFRIC 21 is effective for annual periods commencing on or after January 1, 2014. The Company has evaluated the impact of IFRIC 21 and has determined that it has no material impact on its financial statements.

IAS 32 – Offsetting of financial instruments (“IAS 32”)

The amendments to IAS 32, Financial Instruments: Presentation, clarify the criteria that should be considered in determining whether an entity has a legally enforceable right of set off in respect of its financial instruments. Amendments to IAS 32 are applicable to annual periods beginning on or after January 1, 2014, with retrospective application required. The Company has evaluated the impact of IAS 32 and has determined that it has no material impact on its financial statements.

RIO ALTO MINING LIMITED
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2014 and 2013
(Unaudited - Expressed in thousands of United States dollars, except for per share and per ounce amounts)

5.	SHAHUINDO ACQUISITION

On August 5, 2014, Rio Alto acquired all of the outstanding shares of Sulliden Gold Corporation Ltd. (“Sulliden”) in exchange for 0.525 shares (“exchange ratio”) of Rio Alto common stock for each outstanding common share of Sulliden, excluding the 26,966,292 common shares of Sulliden already held by Rio Alto as described in Note 8. The Transaction was accounted for as an acquisition of assets. The primary asset of Sulliden was the Shahuindo Gold Project in Peru.

In addition to the 151,694,886 shares of Rio Alto issued in exchange for the outstanding shares of Sulliden, 750,000 Deferred Share Units (“DSUs”) and 2,510,000 Restricted Share Units (“RSUs”) were settled by the issuance of 393,750 and 1,317,754 shares of Rio Alto, respectively. The acquisition purchase price reflects the opening market price of Rio Alto’s common shares on August 5, 2014, which was CAD $2.54/share.

Each Sulliden warrant or stock option which gave the holder the right to acquire shares in the common stock of Sulliden was exchanged for a warrant or stock option which gave the holder the right to acquire shares in the common stock of Rio Alto on the same basis as the exchange ratio of Sulliden common shares for Rio Alto common shares. These options and warrants have been included in the purchase price at their fair value based on the Black-Scholes pricing model using the following weighted average assumptions:

	Options	Warrants
Issued	10,995,756	9,910,112
Strike price	$2.42	$2.39
Risk-free interest rate	1.09%	1.06%
Expected option life (years)	2.0	0.7
Expected price volatility	56%	58%

On completion of the Transaction, Sulliden shareholders received 0.10 of a common share in a newly incorporated company called Sulliden Mining Capital Inc. (“Sulliden Mining”) for each Sulliden common share held. Sulliden Mining was capitalized with CAD $25 million in cash from Rio Alto.

The purchase price was allocated to the assets acquired and liabilities assumed based on their relative fair values on the closing date. The purchase price allocation is a result of management’s best estimates and assumptions after taking into account all relevant information available. The fair value of the net assets of Sulliden to be acquired will ultimately be determined during the fourth quarter of 2014. Therefore, it is possible that the fair values of the assets acquired and liabilities assumed may vary from those shown below and the differences may be material. The preliminary purchase price has been determined and allocated as follows:

Purchase price including shares owned previously:
Fair value of shares issued	$352,650
Fair value of Sulliden shares owned previously	32,788
Fair value of shares issued to settle DSU and RSU	3,979
Fair value of stock options issued	9,083
Fair value of share purchase warrants issued	5,030
Cash	22,895
Transaction costs	6,414

$432,839
Purchase price allocation:
Cash and cash equivalents	$8,776
Accounts receivable	1,068
IGV receivable	12,204
Plant and equipment	24,634
Mineral properties and deferred exploration costs	388,018
Accounts payable and accrued liabilities	(1,861)
Net assets acquired	$432,839

RIO ALTO MINING LIMITED
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2014 and 2013
(Unaudited - Expressed in thousands of United States dollars, except for per share and per ounce amounts)

6.	SUPPLEMENTAL CASH FLOW INFORMATION

a.	Cash and cash equivalents, expressed in USD, include cash in bank accounts and term deposits as follows:

	September 30, 2014	December 31, 2013
United States dollars	$33,307	$23,705
Canadian dollars (i)	953	248
Peruvian Nuevo Sol (ii)	4,342	3,124
	$38,602	$27,077

i.	Canadian dollars of $1,068 was converted at a Canadian to US dollar exchange rate of 0.8922. (December 31, 2013 - $264 at 0.9402).
ii.	Peruvian Nuevo Sol (“Sol”) of 12,549 was converted at a Sol to US dollar exchange rate of 0.3460 (December 31, 2013 – 8,732 at 0.3578).

b.	Changes in non-cash operating working capital include the following:

	Three months ended			Nine months ended
	September 30,			September 30,
	2014	2013	2014	2013
Accounts receivable	$654	$8,043	$29,710	$11,677
Inventory	18	(5,758)	4,923	(14,989)
Prepaid expenses	1,613	309	1,164	835
Accrued interest charges on debt	286	47	379	141
Peruvian VAT receivable (“IGV”)	6,503	10,571	4,347	35,563
Accounts payable and accrued liabilities	477	(7,860)	(24,561)	(1,083)
Net taxes payable/receivable	386	2,792	(598)	(35,822)
	$9,937	$8,144	$15,364	$(3,678)

c.	Non-cash transactions included in the statements of cash flow were:

i.	Non-cash changes in inventory related to amortization for the three and nine months ended September 30, 2014 were $475 (2013 - $2,784) and $(874) (2013 - $3,676), respectively.
ii.	Non-cash additions to mineral properties of nil (September 30, 2013 - $5,178) (Note 12).

Refer to Note 14 for tax payments made during the nine month period ended September 30, 2014.

RIO ALTO MINING LIMITED
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2014 and 2013
(Unaudited - Expressed in thousands of United States dollars, except for per share and per ounce amounts)

7.	ACCOUNTS RECEIVABLE

Accounts receivable consist of the following:

	September 30, 2014	December 31, 2013
Trade receivables	$269	$29,571
GST receivable	566	10
Peru capital tax receivable	13	340
Other receivables	269	276
	$1,117	$30,197

8.	OTHER FINANCIAL ASSETS

Other financial assets consist of the following investments in Sulliden, Sulliden Mining Capital Inc. (“Sulliden Mining”), Santa Barbara Resources Inc. (“Santa Barbara”) and Duran Ventures Inc. (“Duran”). These investments may be sold in the near term and are accounted for at fair value. Other financial assets are classified as held-for-trading financial instruments, except for the Sulliden Mining shares which are classified as available-for-sale.

		Sulliden	Santa
	Sulliden	Mining	Barbara	Duran	Duran
	shares	shares	shares	shares	warrants
	(a)	(a)	(b)	(c)	(c)	Total

December 31, 2012	$-	$-	$-	$478	$117	$595
Purchase, February 5, 2013	-	-	199	-	-	199
Change in value to profit (loss)	-	-	(140)	(385)	(116)	(641)

December 31, 2013	$-	$-	$59	$93	$1	$153

Purchase, May 29, 2014	27,331	-	-	-	-	27,331
Change in value to profit (loss)	-	-	(37)	(4)	1	(40)
Reclassification to profit (loss)	7,222	-	-	-	-	7,222
Reclassification to purchase price (Note 5)	(32,788)	-	-	-	-	(32,788)
Reclassification to Sulliden Mining on Acquisition	(1,765)	1,765	-	-	-	-
Change in value to other comprehensive income	-	(562)	-	-	-	(562)

September 30, 2014	$-	1,203	$22	$89	$2	$1,316

a.	Sulliden

On May 29, 2014, Rio Alto purchased 26,966,292 common shares of Sulliden, representing 8.6% of Sulliden’s common shares outstanding, from Agnico Eagle Mines Limited for cash consideration of CAD$1.10 per common share for an aggregate purchase price of approximately $27.3 million. On August 5, 2014 Rio Alto purchased the remaining shares of Sulliden (Note 5). The Sulliden shares owned prior to August 5, 2014 were revalued on the date of the Transaction and the resulting gain of $7,222 was reclassified to profit.

RIO ALTO MINING LIMITED
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2014 and 2013
(Unaudited - Expressed in thousands of United States dollars, except for per share and per ounce amounts)

On completion of the Transaction, Sulliden shareholders received 0.10 of a common share in a newly incorporated company called Sulliden Mining Capital Inc. (“Sulliden Mining”) for each Sulliden common share held. Sulliden Mining was capitalized with CAD $25 million in cash from Rio Alto. Sulliden Mining holds a 100% interest in the East Sullivan Property in Val-d’Or, Quebec. As a result, Rio Alto received 2,696,629 shares of Sulliden Mining. On the date of the Transaction, the fair value of the Sulliden shares, net of the fair value of the Sulliden Mining shares received, formed part of the purchase price of the assets acquired in the Transaction (Note 5).

b.	Santa Barbara

In February 2013, the Company purchased 2,500,000 common shares of Santa Barbara at a price of CAD$0.08 per share, for total consideration of CAD$200.

c.	Duran

The Company holds 5,000,000 units of Duran. The units consist of one common share of Duran and one half of a Series A Warrant and one half of a Series B Warrant (the “Duran Units”).

A whole Series A Warrant may be converted into one common share upon payment of CAD$0.25 at any time until the date that is the earlier of (i) December 31, 2014, and (ii) the date that is thirty days after the date notice is given to Rio Alto that the common shares have closed at or above CAD$0.25 for a period of twenty consecutive trading days on the TSX Venture Exchange (the “TSXV”) so long as such period occurs after September 28, 2013. The 2,500,000 Series A Duran Ventures Warrants held by the Company that were set to expire on March 28, 2014, were modified to a revised expiration date of December 31, 2014.

A whole Series B Warrant may be converted into one common share upon payment of CAD$0.35 at any time until the date that is the earlier of (i) March 28, 2015 and (ii) the date that is thirty days after notice is given to Rio Alto that the common shares have closed at or above CAD$0.35 for a period of twenty consecutive trading days on the TSXV so long as such period occurs after September 28, 2014.

Rio Alto may earn up to a 70% interest in Duran’s Minasnioc Gold-Silver Property (“Minasnioc”) and a 65% interest in Duran’s Ichuña Copper-Silver Property (“Ichuña”). In order to complete its earn-in option for the Minasnioc and Ichuña properties, Rio Alto must convert 100% of the warrants included in the Duran Units.

Under the terms of the agreement all time periods set for specific performance by Rio Alto are extendable. Also under the agreement, Rio Alto has the option to acquire a 51% interest in Minasnioc within a three (3) year period by performing the work required to define a sufficient mineral resource to justify an economic assessment, and making a payment to Duran of $500. Rio Alto may earn an additional 19% interest in Minasnioc within the subsequent two (2) year period by preparing a feasibility study supporting a production decision and obtaining permits from the applicable Peruvian authorities for a production decision and by making a payment to Duran of $500.

Under the terms of the agreement, Rio Alto has the option to earn a 65% interest in Ichuña by incurring a total of $8,000 in exploration costs within a four year period, which shall include a drill program of 8,000 metres and by making a payment to Duran of $500.

RIO ALTO MINING LIMITED
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2014 and 2013
(Unaudited - Expressed in thousands of United States dollars, except for per share and per ounce amounts)

9.	INVENTORY

Inventory consists of the following:

	September 30, 2014	December 31, 2013
Work-in-progress	$9,109	$6,297
Ore on leach pad	9,222	15,484
Ore in stockpile	5,129	6,048
Total mineral inventory	23,460	27,829
Consumable inventory	7,327	8,755
	$30,787	$36,584

The change in inventory recognized in income in the three and nine months ended September 30, 2014 is $(797) and $4,369, respectively (September 30, 2013 – $(7,016), and $(17,508) respectively).

10.	RESTRICTED CASH

Restricted cash consists of funds on deposit amounting to $5,014 (December 31, 2013 - $4,002) to secure a letter of credit in favour of the Ministry of Energy and Mines in Peru as a partial guarantee for mine closure obligations (Note 18), as well as $25 (December 31, 2013 - $25) in the form of credit card collateral. The amount consists of two deposits maturing in less than one year, which earn interest at 1.5% per annum. These funds will be reinvested upon maturity.

11.	PLANT AND EQUIPMENT

Plant and equipment consists of:

		Heap leach	Land and	Mobile and
	Construction-	pad and	lease	field	Plant and	Other mine	Other
	in-Process	ponds	permits	equipment	equipment	assets	assets	Total
Costs
December 31, 2013	$6,929	$113,598	$12,502	$5,746	$26,981	$19,152	$1,556	$186,464
Additions and
reclassifications	17,150	17,472	3,315	548	(1,286)	1,601	(599)	38,201
Acquired in the Transaction
August 5, 2014	11,970	-	11,020	312	-	992	340	24,634
September 30, 2014	$36,049	$131,070	$26,837	$6,606	$25,695	$21,745	$1,297	$249,299

Accumulated amortization
December 31, 2013	$-	$(39,927)	$-	$(947)	$(12,142)	$(1,671)	$(383)	$(55,070)
Amortization	-	(14,851)	-	(298)	(2,529)	(1,329)	(54)	(19,061)
September 30, 2014	$-	$(54,778)	$-	$(1,245)	$(14,671)	$(3,000)	$(437)	$(74,131)

Net book value
December 31, 2013	$6,929	$73,671	$12,502	$4,799	$14,839	$17,481	$1,173	$131,394
September 30, 2014	$36,049	$76,292	$26,837	$5,361	$11,024	$18,745	$860	$175,168

Other mine assets consist of the camp office and accommodation, as well as the Yamobamba power station. Other assets consist of office equipment and leasehold improvements.

RIO ALTO MINING LIMITED
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2014 and 2013
(Unaudited - Expressed in thousands of United States dollars, except for per share and per ounce amounts)

12.	MINERAL PROPERTIES AND DEVELOPMENT COSTS

The La Arena Project is wholly-owned by La Arena S.A. and consists of 44 mining concessions totaling approximately 20,673 hectares located about 480km north-northwest of Lima, Peru.

The La Arena Project has two separate deposits, a gold oxide deposit (“Phase I”) and a copper/gold sulphide project (“Phase II”). The Company is mining the gold oxide deposit.

The Shahuindo Gold Project is wholly-owned by Shahuindo S.A.C. and consists of three mining concessions totaling approximately 9,197 hectares located in the Cachachi District, Cajabamba Province, Cajamarca Region.

Mineral property expenditures consist of the following:

		La Arena Phase I		La Arena	Shahuindo
				Phase II
	Cost	Accumulated	Net	Cost	Cost	Total
		amortization
December 31, 2012	$16,948	$(6,776)	$10,172	$70,367	$-	$80,539
Development costs	-	-	-	18,449	-	18,449
Asset retirement obligation
(Note 18)	5,178	-	5,178	-	-	5,178
Amortization	-	(4,865)	(4,865)	-	-	(4,865)
December 31, 2013	$22,126	$(11,641)	$10,485	$88,816	$-	$99,301
Development costs	3	-	3	3,774	1,738	5,515
Acquired asset (Note 5)	-	-	-	-	388,018	388,018
Amortization	-	(1,877)	(1,877)	-	-	(1,877)
September 30, 2014	$22,129	$(13,518)	$8,611	$92,590	$389,756	$490,957

13.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consist of the following:

	September 30, 2014	December 31, 2013
Trade payables (a)	$20,980	$40,204
Salaries payable	2,181	1,150
Bonus payable (b)	434	251
Vacation payable	1,290	1,529
Workers’ profit share payable	7,382	10,612
National pension payable	1,776	453
Payroll tax payable	268	549
Other payables	316	1,078
Current accounts payable and accrued liabilities	34,627	55,826
Long-term bonus payable (b)	1,500	3,001
Total accounts payable and accrued liabilities	$36,127	$58,827

None of the accounts payable and accrued liabilities are interest bearing.

RIO ALTO MINING LIMITED
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2014 and 2013
(Unaudited - Expressed in thousands of United States dollars, except for per share and per ounce amounts)

a.

Substantially all of the trade payables relate to mining, development and construction activities. Trade payables are normally settled within 30 days. Vacation payable is paid when requested by an employee.

b.	The long-term bonus payable has been discounted using a period of 4 years and a discount rate of 7.95%, and is due in 2017.

14.	INCOME TAXES PAYABLE

Taxes payable consist of the following:

	September 30, 2014	December 31, 2013
Special mining tax	$1,908	$478
Royalty	1,967	860
Income taxes payable (receivable)	(1,273)	1,862
	$2,602	$3,200

Income taxes payable consists of the income tax obligation arising from taxes and a royalty imposed by Peruvian tax authorities, less tax instalments paid during the year and recognition of an increase in the deferred tax asset. The Company has obtained legal and other independent advice in determination of its tax liability. There can be no assurance that the tax authority will concur with such determination and may assess the Company for additional taxes.

During the three months ended September 30 2014, the following tax payments were made:

	Related to 2013	Related to 2014	Total
Special mining tax	$-	$1,034	$1,034
Royalty	$-	$1,072	$1,072
Income tax	$-	$8,291	$8,291
	$-	$10,397	$10,397

During the nine months ended September 30 2014, the following tax payments were made:

	Related to 2013	Related to 2014	Total
Special mining tax	$503	$1,698	$2,201
Royalty	$858	$1,739	$2,597
Income tax	$3,987	$22,539	$26,526
	$5,348	$25,976	$31,324

RIO ALTO MINING LIMITED
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2014 and 2013
(Unaudited - Expressed in thousands of United States dollars, except for per share and per ounce amounts)

15.	DEFERRED REVENUE AND DERIVATIVE LIABILITY

In 2011, the Company received $50,000 under a Gold Prepayment Agreement (“Prepayment”) and simultaneously entered into an off take agreement – the Gold Purchase Agreement (“Purchase Agreement”). The proceeds of the Prepayment were to partially fund development of Phase I. The Purchase Agreement includes a derivative liability (written option). An option pricing model that considers gold volatility is used to estimate the fair value of the derivative liability. Drawdowns of the Prepayment were initially apportioned to derivative liability based on estimated fair value with the residual amount allocated to deferred revenue.

a.	Deferred revenue is a current obligation and consists of:

Balance, December 31, 2013	$8,040
Deliveries to recognize deferred revenue	(8,040)
Balance, September 30, 2014	$-

Under the Prepayment the Company is committed to deliver a notional amount of 1,941 ounces of gold each month until October 2014. Once the accumulated monthly deliveries total 61,312 notional ounces of gold, the Prepayment is settled. The actual monthly delivery of gold ounces may vary by 5 per cent from 1,941 ounces for every $100 dollar change in the gold price from a base price of $1,150 per ounce, subject to limits at $1,450 and $950 per ounce. At a price of $1,450 or more the monthly delivery would be 85 per cent of 1,941 ounces and 115 per cent of 1,941 ounces if the price of gold was $950 or less.

The Company had the option to prepay gold ounces remaining to be delivered under the Prepayment, in whole or in part, at any time without penalty in either ounces of gold or the equivalent in cash at the then prevailing gold price. The remaining committed ounces were settled on July 14, 2014.

The Company had the option to settle the obligation in either ounces of gold or the equivalent in cash at the then prevailing gold price. In April 2013, the Company made a one-time cash payment of $10,057 to settle 7,882 notional ounces to be delivered under the Prepayment. The price per ounce embedded in the Prepayment is lower than the price of gold when the cash payment was made. Therefore, only the price per ounce embedded in the Prepayment can be recognized as a deferred revenue fulfillment. The cash delivery of $10,057 drew down the deferred revenue balance by $4,630. The remaining $5,427 was recorded as a loss on the settlement of the Prepayment.

b.	Derivative liability is a current obligation and consists of:

Balance, December 31, 2013	$734
Change in fair market value of derivative liability	(715)
Balance, September 30, 2014	$19

Under the Purchase Agreement the Company granted an option that allows the holder to purchase gold produced from two oxide pits up to an estimated amount of 634,000 ounces. At September 30, 2014 the remaining number of ounces available for purchase, net of estimated deferred revenue obligations, was approximately 3,216 ounces. The option holder may elect to pay one of either the London Gold Market AM Fixing Price or the Comex (1st Position) Settlement Price over predetermined periods of time. The option holder’s election represents an embedded derivative and is accounted for as a written call option. Changes in the fair value of the liability are reflected in profit or loss.

Subsequent to September 30, 2014, the Company delivered the final estimated remaining ounces owing under the obligation.

RIO ALTO MINING LIMITED
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2014 and 2013
(Unaudited - Expressed in thousands of United States dollars, except for per share and per ounce amounts)

16.	WARRANT LIABILITY

The warrant liability consists of the following:

	Warrants	Exercise Price
	(000’s)	(CAD$/warrant)	Warrant liability
Balance assumed August 5, 2014 (Note 5)	9,910	$2.39	$5,030
Change in fair value in the period	-	-	(24)
Balance September 30, 2014	9,910	$2.39	$5,006

The Black-Scholes Option Pricing Model is used to estimate the fair value of options granted and changes in the fair value of the liability are reflected in profit or loss. The warrants expire April 12, 2015.

17.	DEBT

a.

The $3,000 debt bore interest at 3-month LIBOR plus 6 per cent compounded annually. The debt matures in October 2014. As security for the Prepayment and the $3,000 loan, the Company granted a charge over its shares of La Arena and substantially all of the Company’s assets. The debt and accrued interest of $584 was repaid in full in July 2014.

b.

In July 2014, the Company received funds of $35,000 from Banco de Credito del Peru, as part of the $50,000 credit facility agreement signed on June 16, 2014. The loan has a one-year term and bears interest at 30-day LIBOR plus 2.60%. The funds will be used for working capital. As security for this loan, the Company granted a charge over the shares of its subsidiary Empresa de Energia Yamobamba SAC and the rights of collection and future flows derived from the sale of concentrates of minerals or other products.

18.	ASSET RETIREMENT OBLIGATION

Asset retirement obligation consists of:

	September 30, 2014	December 31, 2013
Opening balance	$22,728	$16,921
Accretion expense	1,193	1,547
Reclamation spending	(147)	(918)
Adjustment due to timing of expenditures and change in discount rate	-	5,178
	$23,774	$22,728

The Company’s original reclamation and closure plan for the La Arena Gold Mine was filed with the Ministry of Energy and Mines in Peru in October 2012. The estimated undiscounted closure obligation at that time was $38,100, which when discounted resulted in an asset retirement obligation of $16,921 as at December 31, 2012.

A discount rate of 7.0% has been used to estimate future costs at December 31, 2013. As at December 31, 2012, the rate was 10.25%. The decrease in the rate was due to a reassessment of the liability specific risk. This, combined with an adjustment of the expected timing of certain future expenditures due to a revised mine closure plan resulted in a net increase to the Asset Retirement Obligation of $5,178, and a corresponding increase to Phase I Mineral Properties (Note 12). The Asset Retirement Obligation is continuously reviewed and therefore figures are subject to change.

RIO ALTO MINING LIMITED
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2014 and 2013
(Unaudited - Expressed in thousands of United States dollars, except for per share and per ounce amounts)

The carrying value of the obligation is increased by periodic accretion charges reflected within profit and loss. The Company posted a letter of credit, which at September 30, 2014 is in the amount of $8,000 as a partial guarantee of its closure obligations. Reclamation and closure activities include land and water rehabilitation, demolition of buildings and mine facilities, on-going care and maintenance and other costs. To date, $1,489 has been spent on reclamation activities.

19.	EQUITY

a.	Share capital

Authorized share capital consists of an unlimited number of common shares of which 331,389,322 were issued and outstanding at September 30, 2014 (December 31, 2013 – 176,767,682). The Company also has authorized an unlimited number of preferred shares of which none have been issued.

As part of the Transaction, the Company issued 153,406,390 shares (Note 5). The Company also issued 1,215,250 common shares during the nine months ended September 30, 2014 upon the exercise of options as set out in (b) below.

b.	Share-based payments

The Company’s stock option plan authorizes the directors to grant options to executive officers, directors, employees and consultants enabling them to acquire from treasury up to that number of shares equal to 10 per cent of the issued and outstanding common shares of the Company.

The exercise price of options granted is determined by the directors, subject to regulatory approval, if required. Options may be granted for a maximum term of 10 years and vest as determined by the board of directors. The Black-Scholes Option Pricing Model is used to estimate the fair value of options granted. Vesting periods range from immediate vesting to vesting over a 3-year period.

Stock option transactions are summarized as follows:

		Weighted Average
	Number of Options	Exercise Price
	(000’s)	(CAD$/option)
Outstanding, December 31, 2013	7,952	$2.64
Exercised	(1,215)	0.90
Expired or cancelled	(481)	3.08
Issued August 5, 2014 (Note 5)	10,996	2.41
Outstanding, September 30, 2014	17,252	$2.60
Options exercisable, September 30, 2014	15,549	$2.57

Proceeds from the exercise of options were $920 (2013 - $231) and $1,002 (2013 - $283) during the three and nine months ended September 30, 2014.

RIO ALTO MINING LIMITED
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2014 and 2013
(Unaudited - Expressed in thousands of United States dollars, except for per share and per ounce amounts)

Stock options outstanding at September 30, 2014 were:

	Options outstanding			Options exercisable
		Weighted			Weighted
		average	Weighted		average	Weighted
		exercise	average		exercise	average
	Options	price (CAD$/	remaining life	Options	price (CAD$/	remaining life
	(000’s)	option)	(months)	(000’s)	option)	(months)
$1.39 - $1.70	3,505	$1.51	16	3,505	$1.51	11
$1.80 - $2.39	4,138	$1.97	35	3,426	$1.93	33
$2.73 - $2.90	3,690	$2.89	21	3,690	$2.89	21
$3.08 - $3.75	5,198	$3.30	25	4,357	$3.33	24
$4.42 - $5.25	721	$5.12	33	571	$5.08	32
	17,252	$2.60	25	15,549	$2.57	22

The fair value of options issued to executive officers, directors and employees is measured at the grant date. The fair value of options issued to non-employees, where the fair value of the goods or services is not determinable, is measured by way of reference to the equity instruments granted and measured at the date the goods or services are rendered.

c.	Warrants

Proceeds from the conversion of warrants were $701 for the nine months ended September 30, 2013.

On August 5, 2014, the Company issued 9,910,112 replacement warrants as part of the Transaction (Note 16.)

20.	SALES

Sales consist of the following:

	Three months ended September 30, 2014		Three months ended September 30, 2013
	$	ounces	$	ounces
Gold - cash sales	66,406	52,680	77,521	59,157
Gold - deferred revenue	2,297	3,688	-	-
Silver - cash sales	146	7,597	130	6,121
	68,849		77,651

	Nine months ended September 30, 2014		Nine months ended September 30, 2013
	$	ounces	$	ounces
Gold - cash sales	192,761	151,442	199,273	143,940
Gold - deferred revenue	8,040	12,905	106	152
Silver - cash sales	431	21,723	291	12,049
	201,232		199,670

RIO ALTO MINING LIMITED
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2014 and 2013
(Unaudited - Expressed in thousands of United States dollars, except for per share and per ounce amounts)

21.	GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses consist of the following:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2014	2013	2014	2013
Share-based compensation	$258	$574	$861	$1,740
Salaries and bonuses	381	276	2,560	853
Regulatory and transfer agent fees	34	48	272	161
Professional fees	(181)	198	564	397
Directors’ fees	102	102	297	288
Office and miscellaneous	92	65	287	273
Travel	30	48	104	189
Investor relations	57	36	93	139
Amortization	4	8	22	25
	$777	$1,355	$5,060	$4,065

22.	INVESTMENT AND OTHER INCOME (LOSS)

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2014	2013	2014	2013
Unrealized gain on derivative liability (Note 15)	$164	$226	$715	$1,238
Loss on settlement of prepayment (Note 15)	-	-	-	(5,427)
Unrealized gain on warrant liability (Note 16)	24	-	24	-
Foreign exchange gain (loss)	(870)	1,332	(1,483)	(1,893)
Other	267	243	395	430
	$(415)	$1,801	$(349)	$(5,652)

23.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company’s financial instruments consist of cash and cash equivalents, restricted cash, accounts receivable, other financial assets (investments in Sulliden Mining, Duran Ventures Inc., and Santa Barbara Resources Inc.), accounts payable and accrued liabilities, long-term debt, warrant liability and the derivative liability.

Cash and cash equivalents, restricted cash, and accounts receivable, are classified as loans and receivables and measured at amortized cost. Accounts payable and accrued liabilities, debt and due to related parties are classified as other financial liabilities. Other financial assets are classified as fair value through profit or loss, except for the Sulliden Mining shares which are classified as available-for-sale. The derivative liability and warrant liability are classified as fair value through profit or loss.

RIO ALTO MINING LIMITED
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2014 and 2013
(Unaudited - Expressed in thousands of United States dollars, except for per share and per ounce amounts)

Fair values

The financial assets and liabilities that are recognized on the balance sheet at fair value are in a hierarchy that is based on significance of the inputs used in making the measurements. The levels in the hierarchy are:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can assess at the measurement date;

Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly as prices or indirectly derived from prices; and

Level 3 – Inputs for the asset or liability that are not based on observable market data.

The following table shows the Levels within the hierarchy of financial assets and liabilities measured at fair value on a recurring basis at September 30, 2014:

As at September 30, 2014	Note	Level 1	Level 2	Level 3	Total
Financial assets
Shares of Sulliden Mining	8	$1,203	$-	$-	$1,203
Shares of Santa Barbara	8	22	-	-	22
Shares of Duran	8	89	-	-	89
Warrants of Duran	8	-	-	2	2
Total financial assets		1,314	-	2	1,316
Derivative liability	15	-	-	19	19
Warrant liability	16	-	-	5,006	5,006
Total financial liabilities		-	-	5,025	5,025
Net fair value		$1,314	$-	$(5,023)	$(3,709)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by forecasting its cash flows from operations and anticipating investing and financing activities. Senior management is actively involved in the review and approval of planned expenditures. Management believes that the ability to fund operations through cash generated from operations should be sufficient to meet the ongoing capital and operating requirements. At September 30, 2014, the Company’s working capital of $14,831 was sufficient to meet its short-term business requirements.

Credit risk

The Company’s credit risk is primarily attributable to its liquid financial assets and doré and would arise from the non-performance by counterparties of contractual financial obligations. The Company limits its exposure to credit risk on liquid assets by maintaining its cash with high-credit quality financial institutions and shipments of doré are insured with reputable underwriters. Management believes the risk of loss of the Company’s liquid financial assets and doré to be minimal.

RIO ALTO MINING LIMITED
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2014 and 2013
(Unaudited - Expressed in thousands of United States dollars, except for per share and per ounce amounts)

The Company’s maximum exposure to credit risk is as follows:

	September 30, 2014	December 31, 2013
Cash and cash equivalents	$38,602	$27,077
Restricted cash	5,039	4,027
Accounts receivable	1,117	30,197
	$44,758	$61,301

Currency risk

The Company operates in Canada, Peru and Barbados and is exposed to foreign exchange risk arising from transactions denominated in foreign currencies.

The operating results and the financial position of the Company are reported in United States dollars. Fluctuations of the operating currencies in relation to the United States dollar will have an impact upon the reported results of the Company and may also affect the value of the Company’s assets and liabilities.

The Company’s financial assets and liabilities as at September 30, 2014 are denominated in United States, Canadian dollars and Sol set out in the following table:

	United States Dollar	Canadian Dollar	Peruvian Nuevo Sol	Total
Financial assets
Cash and cash equivalents	$33,307	$953	$4,342	$38,602
Restricted cash	5,039	-	-	5,039
Accounts receivable	172	583	362	1,117
	$38,518	$1,536	$4,704	$44,758
Financial liabilities
Accounts payable and accrued liabilities	1,840	170	34,117	36,127
Net financial assets (liabilities)	$36,678	$1,366	$(29,413)	$8,631

The Company’s reported results will be affected by changes in the US dollar to Canadian dollar and US dollar to Sol exchange rate. As of September 30, 2014, a 10 per cent appreciation of the Canadian dollar relative to the US dollar would have decreased net financial assets by approximately $137. A 10 per cent depreciation of the US dollar relative to the Canadian dollar would have had the equal but opposite effect. A 10 per cent appreciation of the Sol relative to the US dollar would have decreased net financial assets by approximately $2,941 and a 10 per cent depreciation of the Sol would have had an equal but opposite effect.

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risk.

Interest risk

The Company invests its cash in instruments that are redeemable at any time without penalty, thereby reducing its exposure to interest rate fluctuations.

In July 2014, the Company paid back the short-term debt of $3,000 plus accrued interest of $584.

RIO ALTO MINING LIMITED
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2014 and 2013
(Unaudited - Expressed in thousands of United States dollars, except for per share and per ounce amounts)

In July 2014, the Company received funds of $35,000 from Banco de Credito del Peru. The loan has a one-year term and bears interest at 30-day LIBOR plus 2.60% (Note 17). The funds will be used for working capital.

Other interest rate risks arising from the Company’s operations are not considered material.

Commodity price risk

The Company is exposed to price risk with respect to commodity prices. The ability of the Company to develop its mineral properties and future profitability of the Company are directly related to the market price of gold and copper. The Company monitors commodity prices to determine whether changes in operating or development plans are necessary. Future gold production is un-hedged in order to provide shareholders with full exposure to changes in the market gold price. A 10 per cent increase in the price of gold would result in a $2 increase to the derivative liability and a 10 per cent decrease in the price of gold would have an equal but opposite effect.

24.	SEGMENTED REPORTING

The Company has three operating segments in three geographic areas - mining, acquisition and development of mineral properties, in Latin America, the corporate office in Canada and a self-insurance company in Barbados. The Company’s revenue is generated in Peru. Segmented disclosure and Company-wide information is as follows:

			As at September 30, 2014
	Canada	Peru	Barbados	Total
Mineral properties and development costs, net	$-	$490,957	$-	$490,957
Plant and equipment, net	43	175,125	-	175,168
Other assets	3,469	107,571	2,569	113,609

Total assets	$3,512	$773,653	$2,569	$779,734

	Canada	Peru	Barbados	Total

Accounts payable and accrued liabilities	$1,764	$34,186	$177	$36,127
Taxes payable	-	2,602	-	2,602
Warrant liability	5,006	-	-	5,006
Derivative liability	19	-	-	19
Debt	-	35,241	-	35,241
Asset retirement obligation	-	23,774	-	23,774

Total liabilities	$6,789	$95,803	$177	$102,769

RIO ALTO MINING LIMITED
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2014 and 2013
(Unaudited - Expressed in thousands of United States dollars, except for per share and per ounce amounts)

			As at December 31, 2013
	Canada	Peru	Barbados	Total
Mineral properties and development costs, net	$-	$99,301	$-	$99,301
Plant and equipment, net	68	131,326	-	131,394
Other assets	312	118,327	9,282	127,921
Total assets	$380	$348,954	$9,282	$358,616

	Canada	Peru	Barbados	Total
Accounts payable and accrued liabilities	$3,582	$55,167	$78	$58,827
Taxes payable	-	3,200	-	3,200
Deferred revenue	8,040	-	-	8,040
Derivative liability	734	-	-	734
Debt	3,446	-	-	3,446
Asset retirement obligation	-	22,728	-	22,728
Total liabilities	$15,802	$81,095	$78	$96,975

		For the three months ended September 30, 2014
	Corporate	Mine	Insurance	Total
		Operations
Sales	$-	$68,849	$-	$68,849
Cost of sales	-	(30,458)	-	(30,458)
Amortization	-	(7,328)	-	(7,328)
General and administrative expenses	(777)	-	-	(777)
Exploration and evaluation expense	(1,733)	-	-	(1,733)
Accretion of asset retirement obligation	-	(398)	-	(398)
Captive insurance expenses	-	-	(73)	(73)
Interest expense	-	(294)	-	(294)
Gain on Investment in Sulliden	7,222	-	-	7,222
Investment and other income (loss)	326	(741)	-	(415)
Provision for income taxes	-	(13,344)	-	(13,344)
Net income (loss)	$5,038	$16,286	$(73)	$21,251

RIO ALTO MINING LIMITED
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2014 and 2013
(Unaudited - Expressed in thousands of United States dollars, except for per share and per ounce amounts)

		For the three months ended September 30, 2013
	Corporate	Mine	Insurance	Total
		Operations
Sales	$-	$77,651	$-	$77,651
Cost of sales	-	(33,795)	-	(33,795)
Amortization	-	(8,263)	-	(8,263)
General and administrative expenses	(1,355)	-	-	(1,355)
Exploration and evaluation expense	226	(2,255)	-	(2,029)
Accretion of asset retirement obligation	-	(387)	-	(387)
Captive insurance expenses	-	-	(267)	(267)
Interest expense	-	(47)	-	(47)
Gain on Investment in Sulliden	-	-	-	-
Write-off of exploration property	-	(7,261)		(7,261)
Investment and other income (loss)	83	1,718	-	1,801
Provision for income taxes	-	(10,141)	-	(10,141)
Net income (loss)	$(1,046)	$17,220	$(267)	$15,907

		For the nine months ended September 30, 2014
	Corporate	Mine	Insurance	Total
		Operations
Sales	$-	$201,232	$-	$201,232
Cost of sales	-	(96,576)	-	(96,576)
Amortization	-	(21,940)	-	(21,940)
General and administrative expenses	(5,060)	-	-	(5,060)
Exploration and evaluation expense	(3,676)	-	-	(3,676)
Accretion of asset retirement obligation	-	(1,193)	-	(1,193)
Captive insurance expenses	-	-	(362)	(362)
Interest expense	-	(445)	-	(445)
Gain on Investment in Sulliden	7,222	-	-	7,222
Investment and other income (loss)	628	(977)	-	(349)
Provision for income taxes	-	(30,543)	-	(30,543)
Net income (loss)	$(886)	$49,558	$(362)	$48,310

		For the nine months ended September 30, 2013
	Corporate	Mine	Insurance	Total
		Operations
Sales	$-	$199,670	$-	$199,670
Cost of sales	-	(99,700)	-	(99,700)
Amortization	-	(24,933)	-	(24,933)
General and administrative expenses	(4,032)	(33)	-	(4,065)
Exploration and evaluation expense	(391)	(5,390)	-	(5,781)
Accretion of asset retirement obligation	-	(1,160)	-	(1,160)
Captive insurance expenses	-	-	(609)	(609)
Interest expense	-	(141)	-	(141)
Gain on Investment in Sulliden	-	-	-	-
Write-off of exploration property	-	(7,261)		(7,261)
Investment and other income (loss)	(4,462)	(1,190)	-	(5,652)
Provision for income taxes	-	(29,606)	-	(29,606)
Net income (loss)	$(8,885)	$30,256	$(609)	$20,762

RIO ALTO MINING LIMITED
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2014 and 2013
(Unaudited - Expressed in thousands of United States dollars, except for per share and per ounce amounts)

25.	SUBSEQUENT EVENTS

a.	Subsequent to September 30, 2014, the Company received $1,181 pursuant to the exercise of 818,527 stock options.

b.	Subsequent to September 30, 2014, the Company granted 1,700,000 stock options to non-executive directors with an exercise price of CAD $2.91 expiring on October 17, 2019.

c.	Subsequent to September 30, 2014, the Company delivered the estimated remaining 3,216 ounces of gold to fulfill its obligation under the Purchase Agreement (Note 15).